[logo] PIONEER
       Investments(R)



                                            June 3, 2004



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re: Pioneer Mid Cap Growth Fund
            Application to withdraw post-effective amendment to Registration Statement on Form N-1A
            (File No. 2-79140 and 811-07525)


Ladies and Gentlemen:

        Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Pioneer Mid Cap Growth Fund (the "Registrant") hereby requests that post-effective amendment No. 34 (the "Amendment") to its Registration Statement on Form N-1A filed on April 5, 2004 (accession
No. 0001016964-04-000092) be withdrawn.

        The Amendment was filed under Rule 485(a) in anticipation of offering Class R shares. At this time, the Registrant does not intend to offer Class R shares.

        Kindly forward any questions about this application to David C. Phelan, Esq., of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6372.

                                            PIONEER MID CAP GROWTH FUND



                                            By:  /s/ Christopher J. Kelley
                                            Christopher J. Kelley
                                            Assistant Secretary



Pioneer Investment Management, Inc.
60 State Street
Boston, MA  02109-1820



 "Member of the UniCredito Italiano Banking Group, Register of Banking Groups."